NEWS RELEASE

Non Brokered Private Placement Financing and Company Update

April 17, 2012 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the “Company” or “ALDA”) is pleased to announce that it has arranged a non-brokered private placement of up to 535,000 units at a price of $0.10 per unit (the “Units”) for gross proceeds of $53,500 (the “Offering”).  Each Unit will consist of one (1) common share and one (1) non-transferrable share purchase warrant.   Each share purchase warrant will entitle the holder thereof to purchase one (1) additional common share of the Company for a period of twenty four (24) months from the closing date of the Offering at an exercise price of $0.15 per common share for the first twelve (12) months and $0.20 per common share during the next twelve (12) months.     The Company will pay a finder’s fee pursuant to the Policies of the TSX Venture Exchange.

Proceeds from the Offering will be used by ALDA for general ongoing corporate and working capital purposes. The above private placement is subject to all regulatory and board approvals.

The Company also welcomes the addition of Mr. Jamie Lewin as the new Chief Financial Officer and Director of the Company, replacing Mr. Peter Chen who has resigned from these positions.  Mr. Lewin is a Certified Management Accountant (CMA) with many years financial accountant, treasury and public company experience.  Prior to joining ALDA, Mr. Lewin held the position of Chief Financial Officer with various public companies.

The Company would like to thank Mr. Chen for his contribution to the growth and development of ALDA.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.